

07006822

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47247

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Klein Investment Group, L.P.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9595 Wilshire Boulevard, Suite 1001
(No. and Street)

Beverly Hills	**California**	**90212**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Klein **310-278-5600**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name – *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260	Los Angeles,	CA	90064
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



SEC MAIL PROCESSING SECTION
RECEIVED
APR 0 2 2007
WASH. D.C.
199

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Klein Investment Group, L.P., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

OWNER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ISABEL A. MEYER
Commission # 1499810
Notary Public - California
Los Angeles County
My Comm. Expires Aug 8, 2008

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE-DECEMBER 31, 2006

KLEIN INVESTMENT GROUP, L.P.
9595 WILSHIRE BOULEVARD, SUITE 1001
BEVERLY HILLS, CA 90212

CONTENTS

PART I

Report of Independent Auditor 1
Statement of Financial Condition 2
Statement of Income (Loss) 3
Statement of Changes in Partners' Capital 4
Statement of Cash Flows 5
Notes to Financial Statements 6 - 8

SCHEDULE

Computation of Net Capital Pursuant to Rule 15c3-1 9 - 10

Schedules of Revenue & Operating Expenses 11 - 12

PART II

Statement of Internal Control 13 -14

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Klein Investment Group, L.P.
Beverly Hills, California

I have audited the accompanying statement of financial condition of Klein Investment Group, L.P. (the Company) as of December 31, 2006 and related statements of income (loss), cash flows, and changes in stockholder's equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2006 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.



George Brenner, CPA

Los Angeles, California
March 29, 2007

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

Cash	$ 17,307
Cash and cash equivalents – brokerage accounts	267,380
Accounts receivable	14,833
Due from general partner	4,653
Prepaid expenses	2,015
Property & equipment – at cost net of accumulated depreciation of $162,295	28,155
Rent deposit	8,382
Other	400
Total assets	$ 343,125

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 28,661
Taxes payable	800
Total liabilities	29,461
Partners' total capital	313,664
Total liabilities and partners' capital	$ 343,125

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues – Page 13	$ 86,654
Operating Expenses – Page 13	(386,861)
Income (Loss) Before Provision for Income Taxes	(300,207)
State	800
Net Income (Loss)	$(301,007)

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006

Capital - January 1, 2006	$ 790,616
Contributions	42,505
Distributions	(218,450)
Current year income (loss)	(301,007)
Capital – December 31, 2006	$ 313,664

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

NET CASH REQUIRED FOR OPERATIONS:	
Net Income (Loss)	$(301,007)
Depreciation	1,480
	(299,527)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities	
Accounts Receivables	(12,202)
Prepaid Expenses	(2,015)
Accounts Payable and Accrued Expenses	1,409
	(12,808)
NET CASH USED BY OPERATIONS	(312,335)
CASH FLOWS FROM ACQUISITION ACTIVITIES:	
Purchase of Property & Equipment	(3,331)
NET CASH USED BY ACQUISITION ACTIVITIES	(3,331)
CASH FLOWS FROM INVESTING ACTIVITES:	
Reduction in Trading Account	446,340
NET CASH PROVIDED BY INVESTING ACTIVITIES	446,340
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contribution	42,505
Capital Distribution	(218,450)
NET CASH USED BY FINANCING ACTIVITIES	(175,945)
NET DECREASE IN CASH	(45,271)
Cash at Beginning of Period	62,578
CASH BALANCE	$ 17,307
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
State Income Tax Provision	$ 800
Interest paid	$ 0

See accompanying notes to financial statements

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 – ORGANIZATION

Klein Investment Group, L.P. (the Partnership) is a registered broker dealer under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers, Inc. (NASD). The General Partner of the Partnership is ICG, Inc. Mr. Michael G. Klein is the sole owner of ICG, Inc. Mr. Klein is also a limited partner of the Partnership. The Partnership's partners are ICG, Inc. (general partner) and Mr. Michael Klein (limited partner).

The Partnership operates as a business advisor and management consulting group. The Partnership clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

NOTE 2 – SUMMARY OF SINGIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of:

Checking Account	$ 17,307
Brokerage Accounts	267,380
	$ 284,687

Valuation of Investments

Marketable securities are recorded at quoted market values and securities not readily marketable are valued at fair value as determined by management. Only one security was valued by management. An amount of $400 was assigned and classified as a non allowable asset.

Depreciation and Amortization

Property and equipment are being depreciated using accelerated methods over the estimated useful lives of the respective assets. Repair and maintenance expenditures not anticipated to extend asset lives are charged to expense as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$ 53,799
Computer equipment	99,826
Office equipment	36,824
	190,449
Less: accumulated depreciation	162,294
Total	$ 28,155

NOTE 4 – ALLOCATION OF NET INCOME TO PARTNERS

As set forth in Note 1, Mr. Michael Klein is basically the sole owner of the Company. All year's 2006 income is allocated to him.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Partnership had net capital of $747,293, which was $742,293 in excess of its required net capital of $5,000 which was reduced from $100,000 in 2005. The Partnership's net capital ratio was .037 to 1.

NOTE 6– LEASE COMMITMENTS

Future minimum lease payments under an operating lease for office space are approximately as follows:

2007 (7months)	$64,000

NOTE 7– INCOME TAXES

The Partnership has no income tax. Income or losses are passed directly through to the partners. Minimum state tax is $800. The tax provision in 2006 was as follows:

2006 State Tax	$ 800
	$ 800

NOTE 8 -- EXEMPTION FROM THE SEC RULE 15C3-3

Klein Investment Group, L.P. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Therefore, Klein Investment Group, L.P. is exempt from provisions under the SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Security under Rule 15c3-3 paragraph (K) (2) (ii).

In addition, the Company is exempt from the Possession or Control Requirements under Rule 15c-3 paragraph (K) (2) (ii).

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 313,664
Less: Non allowable assets – Schedule Attached	(58,438)
NET CAPITAL	$ 255,226
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- 6-2/3 of net aggregate indebtedness	$ 1,965
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 250,226
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 252,280
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 29,461
Percentage of aggregate indebtedness to net capital	11.54%
Percentage of debt to debt-equity to total computed in accordance with Rule 15c 3-1(d)	NA

RECONCILIATION

The following is a reconciliation, as of December 31, 2006 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Unaudited Net Capital	$ 255,221
Rounding	5
Audited Net Capital	$ 255,226

See accompanying notes to financial statements.

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
NON ALLOWABLE ASSETS
DECEMBER 31, 2006

Accounts Receivable	$ 14,833
Prepaid Expenses	2,015
Rent Deposit	8,382
Due from General Partner	4,653
Equipment, Net	28,155
Other	400
	$ 58,438

See accompanying notes to financial statements

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF REVENUE & OPERATING EXPENSES

Board of Directors
Klein Investment Group, L.P.
Beverly Hills, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2006 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.



George Brenner, CPA

Los Angeles, California
March 29, 2007

KLEIN INVESTMENT GROUP, L.P.
(A Delaware Limited Partnership)
SCHEDULE OF REVENUE AND OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE

Dividends	$ 386
Interest	22,330
Rental income	63,868
Reimbursed Expenses	70
Total Revenues	$ 86,654

OPERATING EXPENSES

Accounting	$ 25,425
Auto	12,976
Bank Charges	63
Depreciation	1,480
Dividend Distribution	2,400
Dues & Subscriptions	682
Insurance	44,814
Legal	12,741
Meals & Entertainment	3,113
NASD Fees/Assessment	1,327
Office Expense	9,972
Office Supplies	783
Outside Services	1,923
Parking	8,898
Postage & Delivery	3,603
Payroll fees	8,245
Professional Fee	3,006
Quotation Fees	18,730
Rent-Office	109,622
Salaries-Admin	95,006
Taxes – Payroll	1,086
Tax and License	4,589
Telephone	16,377
Total Operating Expenses	$ 386,861

See accompanying notes to financial statements

George Brenner, CPA

A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
310/202-6445 – Fax 310/202-6494

Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Members
Klein Investment Group, L.P.
Beverly Hills, California

In planning and performing my audit of the financial statements of Klein Investment Group, L.P. (hereafter referred to as the "Company") for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Members
Klein Investment Group, L.P.
Beverly Hills, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



George Brenner, C.P.A.

Los Angeles, California
March 29, 2007

END